
04034368

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH, D.C.
SECTION

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number
1-8739

Burlington Coat Factory Warehouse Corporation
401 (k) Profit Sharing Plan
1830 Route 130
Burlington, New Jersey 08016
(Full title and address of plan)


JUL 02 2004
FINANCIAL

Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 08016

(Name of issuer and address of principal executive offices of issuer)

Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan

Financial Statements (Modified Cash Basis) for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401 (K) PROFIT SHARING PLAN

TABLE OF CONTENTS

The following Exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan
Burlington, New Jersey

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements (modified cash basis) taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements (modified cash basis) but is supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements (modified cash basis) and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements (modified cash basis) taken as a whole.

Deloitte & Touche LLP

June 25, 2004

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401(K) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS— MODIFIED CASH BASIS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS (See Notes 3 and 7)	$ 95,958,716	$ 74,955,134
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 95,958,716	$ 74,955,134

See notes to modified cash basis financial statements.

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS— MODIFIED CASH BASIS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Contributions:		
Employees	$ 5,384,435	$ 5,319,128
Employer	9,812,359	7,566,674
Investment income:		
Interest and dividends	1,977,227	2,352,159
Net appreciation (depreciation) in fair value of investments	8,578,885	(6,695,397)
Other	33,889	7,806
Total	25,786,795	8,550,370
DEDUCTIONS:		
Benefit paid to participants	4,779,060	4,879,977
Transaction fees	4,153	1,650
Total deductions	4,783,213	4,881,627
NET INCREASE	21,003,582	3,668,743
NET ASSETS AVAILABLE FOR PLAN BENEFITS— Beginning of year	74,955,134	71,286,391
NET ASSETS AVAILABLE FOR PLAN BENEFITS— End of year	$ 95,958,716	$ 74,955,134

See notes to modified cash basis financial statements.

1. DESCRIPTION OF PLAN

The following brief description of the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, reference should be made to the summary plan description for the Plan.

The Plan is a voluntary investment and savings plan intended to provide participating employees ("Members") with additional retirement income. Active regular employees of Burlington Coat Factory Warehouse Corporation (the "Company") and certain of its subsidiaries are eligible to participate in the Plan after attainment of age twenty-one and completion of one year of service.

The Plan is also intended to qualify as a profit sharing plan under the Internal Revenue Code of 1986, as amended the ("Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Company absorbs all of the administrative costs of the Plan, except for certain transaction-related fees paid by the Members. During the year ended December 31, 2002, ING National Trust was appointed as Trustee. The Trustee is responsible for holding the assets of the Plan and providing record keeping and administrative services. The Company has appointed certain employees of the Company to a committee, which acts as the Plan Administrator.

Under the Plan, Members may enter into salary reduction agreements with their employer and may contribute, within limitations specified by the Code, from 1% to 50% of compensation (as defined by the Plan). The Company's matching contribution is 100% of the first 3%, and 50% of the next 2%, of compensation deferred by a Member in a Plan Year. The Company may, in its discretion, contribute stock in lieu of cash for all or any of the matching contribution. Members' salary deferrals and the Company matching contributions made for plan years commencing on and after January 1, 2000 are fully vested. Company matching contributions made for plan years commencing prior to January 1, 2000 are 20% vested after three years of service and continue to vest an additional 20% each year, becoming fully vested after the Member has completed seven years of service.

The Company may make a profit sharing contribution in cash to the Plan for a Plan Year in an amount determined by the Board of Directors of the Company in its sole discretion. The amount contributed for any Plan Year will be allocated proportionately, based on compensation, among all Members who have completed at least 1,000 hours of service during the Plan Year and are employed on the last day of the Plan Year. For 2003 and 2002, the Company Profit Sharing contribution was 3% of compensation. The vesting schedule for the Company Profit Sharing contribution is 20% after three years of service, and 20% for each year thereafter up to 100% upon completion of seven years of service.

Notwithstanding the vesting schedules, a Member becomes 100% vested in his or her account upon reaching normal retirement age, or upon death or disability.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Company matching contributions.

An employee, with the approval of the Plan Committee, is eligible to transfer directly to the Plan accrued benefits from another employer's tax-qualified plan. Transfers are not eligible for Company matching contributions.

Effective September 2, 2003, the Board of Directors of the Company adopted an amendment to the Plan whereby a portion of the Decelle, Inc. 401(k) Profit Sharing Plan (the "Decelle Plan") attributable to certain former employees of Decelle, Inc. was spun off from the Decelle Plan and merged with and into the Plan. The Decelle Plan asets were transferred into the Plan on June 21, 2004 for those participant accounts which were spun off from the Decelle Plan and merged into the Plan.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting standards generally accepted in the United States of America. Under the modified cash basis, transactions are recognized on a cash basis and investments are valued as described in Note 7.

Use of Estimates—The preparation of financial statements in conformity with the modified cash basis, which is a comprehensive basis of accounting other than accounting standards generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Payment of Benefits—Benefits are recorded when paid.

Contributions— Employee and employer safe harbor and profit sharing contributions to the Plan are recognized when received from the Company, which funds the Plan on a current basis.

3. INVESTMENTS

Members may direct their contributions to be invested in any of the following funds: ING International Growth Fund, Oppenheimer Global Fund, ING Small Company Fund, INVESCO Dynamics Fund, Massachusetts Investors Growth Stock Fund, MFS Capital Opportunities Fund, ING Index Plus LargeCap Fund, Pioneer Fund, Janus Balanced Fund, ING Bond Fund, ING Fixed Account, ING Aeltus Money Market Fund and the Burlington Coat Stock Fund. If the Trustee does not receive direction from a participant, their account will be invested in the ING Fixed Account or such other money market or fixed income fund as the Plan Committee designates. Contributions and investment balances can be reallocated on a daily basis.

Fund/Description (Summarized from the fund prospectus)

ING International Growth Fund—A fund that seeks long-term capital growth primarily through investments in a diversified portfolio of common stocks principally traded in countries outside of the United States. The fund will not target any given level of current income. Under normal market conditions, the Fund invests at least 65 percent of its total assets in securities principally traded in three or more countries outside the U.S. These securities may include common stocks as well as securities convertible into common stock.

Oppenheimer Global Fund—A fund that seeks capital appreciation. The fund invests mainly in common stocks, and can also buy other equity securities, including preferred stocks and convertible securities. The fund buys securities of issuers in the U.S. and foreign countries. The fund can invest without limit in any country, including countries with developed or emerging markets, but currently emphasizes investments in developed markets, such as the United States, Western European countries and Japan.

ING Small Company Fund—A fund that seeks growth of capital primarily through investment in a diversified portfolio common stocks and securities convertible into common stocks of companies with smaller market capitalizations, defined as (1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization) (2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and (3) companies with market capitalizations lower than any companies included in the first two categories.

Invesco Dynamics Fund—A fund that seeks long-term capital appreciation. The fund invests primarily in common stocks of mid-sized companies. The fun also has the flexibility to invest in preferred stocks, convertible securities and bonds, as well as foreign securities.

Massachusetts Investor Growth Stock Fund—A fun that seeks to provide long-term growth of capital and future income rather than current income. The fund seeks companies believed to have better-than-average long-term growth potential and a future income. Emphasis is placed on high-quality companies with characteristics such as: strong management, a successful track record, a history of consistent long-term earnings growth, and the potential for market leadership.

MFS Capital Opportunities Fund—A fund that seeks capital appreciation. Under normal market conditions, the fund invests at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The fund focused on companies which its investment adviser, MFS, believes have favorable growth prospects and attractive valuations based on current and expected earnings.

ING Index Plus LargeCap Fund—A fund that seeks to outperform the total return performance of Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. The fund invests at least 80 percent of its net assets in stocks included in the S&P 500.

Pioneer Fund—A fund that seeks reasonable income and capital growth. The fund seeks to achieve these objectives by investing in a broad list of carefully selected, reasonably priced securities rather than investing in securities whose prices reflect a premium from their current market popularity. Most of the fund's assets are invested in common stocks and other equity securities such as preferred stocks and securities convertible into common stock. The fund may also invest a portion of its assets in debt securities.

Janus Balanced Fund—A fund that seeks long-term capital growth consistent with preservation of capital and balanced by current income. The fund normally invests 40-60 percent of its assets in securities selected primarily for their growth potential and 40-60 percent of its assets in securities selected primarily for their income potential. This fund normally invests at least 25 percent of its assets in fixed-income securities, which include debt securities and preferred stocks.

ING Bond Fund—A fund that seeks to provide as high a level of total return as its consistent with reasonable risk, primarily through investment in a diversified portfolio of investment grade corporate bonds and debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, the fund invests at least 80 percent of its net assets in high-grade corporate bonds, mortgage-related securities and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

ING Fixed Account—An investment option within the Plan with stability of principal as its primary objective. The ING Fixed Account guarantees a minimum rate of interest for the life of the contract, and may credit a higher interest rate from time to time. The current rate is subject to change at any time but will never fall below the guaranteed minimum crediting rate of 3%.

ING Aeltus Money Market Fund—A fund that seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments.

Burlington Coat Stock Fund—Invests in common stock of Burlington Coat Factory Warehouse Corporation.

Burlington Special Fund

An investment holding comprised of certain annuity contracts purchased by the Plan prior to the Plan becoming participant directed. Its Members hold shares of this fund until such time as the annuity contracts reach their maturity (during the 2007 Plan year), or the Member terminates their position in the Plan. Neither Members nor the employer can make additional contributions to this fund.

Member Loans

Members can borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 (less the highest outstanding balance on any plan loan during the preceding twelve months) or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range generally from one to five years, or up to twenty years if the purpose of the loan is to enable a Member to purchase a primary residence. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at a commercially reasonable rate.

Plan Investments

The Plan's investments at December 31, 2003 and 2002 were as follows:

	2003	2002
ING International Growth Fund (A)	$ 321,791	$ 159,089
Oppenheimer Global Fund (B,C)	8,000,284	4,802,160
ING Small Company Fund (A)	1,236,736	335,739
INVESCO Dynamics Fund	897,724	358,817
Massachusetts Investors Growth Stock Fund (B,C)	9,614,027	6,838,985
MFS Capital Opportunities Fund	566,605	288,993
ING Index Plus LargeCap Fund (A)	3,153,182	1,964,250
Pioneer Fund (B,C)	6,655,648	4,754,007
Janus Balanced Fund (B,C)	6,490,431	5,159,237
ING Bond Fund (A,B,C)	5,818,028	5,211,875
ING Fixed Account (A,B,C)	41,201,306	35,471,898
ING Money Market Fund (A)	902,413	627,289
Burlington Coat Stock Fund (A,B)	4,884,145	3,348,145
Burlington Special Fund	1,792,594	1,814,773
Member Loans (C)	4,423,802	3,819,877
TOTAL INVESTMENTS	$ 95,958,716	$74,955,134

(A) Party-in-Interest (see Note 9)

(B) 2002 investment balance is greater than 5% of net assets available for benefits as of December 31, 2003.

(C) 2002 investment balance is greater than 5% of net assets available for benefits as of December 31, 2002.

The fair value of the assets included in the ING Fixed Account was $41,528,980 and $36,020,826 as of December 31, 2003 and 2002, respectively. The average yield of the investment contract held as of December 31, 2003 and 2002 was 4.02% and 5.00%, respectively. The crediting interest rate on the investment contract for the years ended December 31, 2003 and 2002 was 4.02% and 5.00%, respectively. This interest rate is determined on a monthly basis by ING, and is based on mortality and expense risks, interest rate guarantees, investment income earned on invested assets, and any capital gains and/or losses realized on the sale of invested assets.

4. NONVESTED EMPLOYER CONTRIBUTIONS

Forfeitures on nonvested Company matching contributions and profit-sharing contributions are applied toward future Company matching contributions. Forfeitures on nonvested Company matching contributions included in other additions for the years ended December 31, 2003 and 2002, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions at any time. Upon termination or discontinuance of contributions, each affected Member's account will become fully vested.

6. DISTRIBUTIONS

The Plan provides that a Member's account balance will be payable upon retirement, death, disability, termination of employment or attainment of age 59-1/2. In addition, Members who have a financial hardship may be permitted to withdraw a portion of their account balance. Distributions are made in a lump-sum payment. Distributions from the Burlington Coat Stock Fund are made in cash or in stock, at the election of the Member.

7. INVESTMENT VALUATION AND INCOME RECOGNITION

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations. The investment of Company stock is then recorded on a unitized basis. Contributions to the Burlington Coat Stock Fund are invested primarily in common stock with a relatively small cash component maintained to help simplify transactions.

The fair value of investments in trust funds and mutual funds is determined by the Trustee or custodian of those funds on the basis of the fair values of the underlying net assets based on published quotations.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses of investments whose fair values have been measured by quoted market prices in an active market.

The Member loans are valued at cost, which approximates fair value.

The ING Fixed account is a fully benefit responsive investment contract that is valued at contract value (see Note 3).

The fair value of the Burlington Special Fund is based on the present value of the future cash flows associated with the annuities held within the investment. These cash flows are discounted at the zero coupon Treasury rate for investments whose maturity dates match the term of the annuity payments to be received by the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

8. INCOME TAXES

The Company received a favorable determination letter dated November 12, 2003 from the Internal Revenue Service stating that the Plan, in form, meets the requirements of Section 401(a) of the Code. As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code. The Company also adopted an amendment to the Plan effective January 1, 2002 to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

9. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by ING Financial Advisors. ING is the trustee as defined by the Plan, and therefore, these transactions quality as party-in-interest transactions.

Burlington Coat Factory is the sponsor as defined by the Plan, and therefore, purchases and sales of sponsor stock held by the Plan also qualify as party-in-interest transactions.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Coat Factory Warehouse Corporation
401 (K) Profit Sharing Plan



Robert L. LaPenta, Jr.
Vice President-Chief Accounting Officer

Date: June 24, 2004

SUPPLEMENTAL SCHEDULE - SCHEDULE H, PART IV, ITEM 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2003

Party-In Interest	Description of Investment	Current Value
*	ING International Growth Fund	$ 321,791
	Oppenheimer Global Fund	8,000,284
*	ING Small Company Fund	1,236,736
	INVESCO Dynamics Fund	897,724
	Massachusetts Investors Growth	9,614,027
	MFS Capital Opportunities Fund	566,605
*	ING Index Plus LargeCap Fund	3,153,182
	Pioneer Fund	6,655,648
	Janus Balanced Fund	6,490,431
*	ING Bond Fund	5,818,028
*	ING Fixed Account	41,201,306
*	ING Aeltus Money Market Fund	902,413
*	Burlington Coat Stock Fund	4,884,145
	Burlington Special Fund	1,792,594
	Participant loans	4,423,802
	TOTAL INVESTMENTS	$95,958,716

* Party-in-interest investment

Ex. 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-41077 and No. 333-74244 of Burlington Coat Factory Warehouse Corporation and Subsidiaries on Form S-8 of our report dated June 25, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the financial statements being prepared on a modified cash basis), appearing in this annual report on Form 11-K of Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 25, 2004